Asia Entertainment & Resources Ltd. Announces Second Quarter and First Half 2013 Financial Results

Hong Kong, China – August 22, 2013 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, today announced unaudited financial results for the three and six months ended June 30, 2013. All currency amounts are stated in United States dollars.

Second Quarter 2013 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended June 30, 2013 was $4.5 billion, a decrease of 4.9% compared to $4.7 billion for the three months ended June 30, 2012.

•	Net loss, including the change in fair value of contingent consideration of $9.6 million related to the King’s Gaming and Bao Li Gaming acquisitions, was $3.0 million, or $0.06 per share (fully diluted), in the second quarter of 2013 compared to net income of $22.0 million, or $0.48 per share (fully diluted), in the same period of 2012.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming declined 42.0% to $9.1 million, or $0.19 per share (fully diluted), for the three months ended June 30, 2013 as compared to income of $15.6 million, or $0.34 per share (fully diluted), for the three months ended June 30, 2012.

•	On June 26, 2013, AERL completed the purchase of the profit interest pursuant to a Profit Interest Purchase Agreement (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations of the Level 1 VIP Room, effective July 1, 2013, from the promotion of a VIP gaming room at Le Royal Arc Casino in Macau.

•	On June 21, 2013, the Company concluded its Rights Offering and standby purchase of shares not sold in the Rights Offering, issuing a total of 19,527,950 ordinary shares. The Company incurred offering costs of $2.1 million, which have been recorded as a reduction of Additional Paid in Capital. AERL used the net proceeds of the Rights Offering (approximately $61.4 million), along with the issuance of shares in exchange for the cancellation of debt pursuant to the standby purchase, to repay outstanding indebtedness owed to certain of AERL’s shareholders.

For the three months ended June 30, 2013, AERL recorded revenue of $63.5 million, an 8.6% increase from the same period of 2012. The increase in revenues was a result of a higher than normal win rate of 3.06%, the change in remuneration model from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012, and an increase in net services revenues related to hotel and casino services charged to junket agents after the adjustment to commission rates.

The decrease in net income and Non-GAAP income for the three months ended June 30, 2013 was due primarily to decreased Rolling Chip Turnover, higher commissions as a result of greater non-marker commission paid, the upward adjustment to commission rates as a result of the company compensating its junket agents for no longer providing complimentary hotel and casino services, increased market competition, and a smaller percentage of direct business. AERL also incurred higher selling, general and administrative expenses for the three months ended June 30, 2013, including $3.3 million of additional costs related to Hong Kong Listing expenses, acquisition costs, additional management fees paid as a result of the acquisition of Bao Li Gaming in September 2012 and an increase in the number of employees due to direct employment of some employees from Pak Si and the acquisition of Bao Li.

“We continue to conservatively manage our business to reduce risk exposure that can impair longer-term growth,” said Mr. Man Pou Lam (Mr. Lam), Chairman of AERL. “We were pleased to complete the acquisition of our VIP room at Le Royal Arc Casino, which further expands our presence in the Macau VIP gaming market, as well as concluding our Rights Offering which puts us on the path to listing our stock on the Hong Kong exchange. Our ultimate goal remains unchanged – to increase our market share leading to growth in revenue and net income, and to create long-term shareholder value.”

Six Month 2013 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the six months ended June 30, 2013 was $8.6 billion, a decrease of 15.0% compared to $10.1 billion for the six months ended June 30, 2012.

•	Net income, including the change in fair value of contingent consideration of $15.5 million related to the King’s Gaming and Bao Li Gaming acquisitions, decreased 89% to $4.0 million, or $0.09 per share (fully diluted), in the six months ended June 30, 2013 from $37.4 million, or $0.81 per share (fully diluted), in the same period of 2012.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming and Bao Li Gaming declined 28.1% to $24.4 million, or $0.54 per share (fully diluted), for the six months ended June 30, 2013 as compared to income of $34.0 million, or $0.74 per share (fully diluted), for the six months ended June 30, 2012.

Outlook for 2013

For the first six months of 2013, AERL’s Rolling Chip Turnover was $8.6 billion (an average of $1.4 billion per month), down 15% year-over-year, compared to US$10.1 billion (an average of $1.7 billion per month) for the first six months of 2012. Win rate for the first six months of 2013 was 3.17%.

In view of the tightening of credit to junket agents, the Company is providing Rolling Chip Turnover guidance for its five existing VIP rooms in Macau of $19 billion in the aggregate for full year 2013.

The Company believes that for the remainder of 2013, all of its business will remain on a revenue sharing basis. The Company is providing Non-GAAP income guidance for the year ended December 31, 2013 of $60 million to $75 million based on the current and expected performance of its existing five VIP gaming rooms in Macau. The guidance includes $2.8 million in additional expenses associated with the Hong Kong Listing and acquisition of the VIP gaming room at Le Royal Arc Casino in Macau, and does not take into consideration any possible future expansion or additional VIP gaming rooms.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results today at 9:00AM EDT/9:00 PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-359-3624 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-325-2177 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 9120722.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting so that they may receive their commissions (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL’s Annual Report on Form 20-F filed on April 5, 2013, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenue from VIP Gaming Operations	$63,544,865	$58,531,067	$125,663,364	$125,849,178
Total Revenues	63,544,865	58,531,067	125,663,364	125,849,178
Expenses
- Commission to Agents	47,651,409	38,095,211	90,392,261	81,623,353
- Selling, General and Administrative Expenses	6,325,662	4,367,472	9,981,531	9,211,287
- Special Rolling Tax	446,199	468,249	855,794	1,006,662
- Amortization of Intangible Assets	2,548,542	1,268,319	4,977,454	2,536,835
Total Expenses	56,971,812	44,199,251	106,207,040	94,378,137
Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	6,573,053	14,331,816	19,456,324	31,471,041
Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming and Bao Li	(9,551,634)	7,705,352	(15,481,200)	5,894,431
Net Income (Loss) Attributable to Ordinary Shareholders	(2,978,581)	22,037,168	3,975,124	37,365,472

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	208,433	183,054	(163,706)	507,895
Total Comprehensive Income (Loss)	$(2,770,148)	$22,220,222	$3,811,418	$37,873,367

Net Income (Loss) Per Share
Basic	$(0.06)	$0.48	$0.09	$0.81
Diluted	$(0.06)	$0.48	$0.09	$0.81
Weighted Average Shares Outstanding
Basic	46,101,725	45,906,424	45,032,405	45,912,282
Diluted	46,101,725	45,906,917	45,292,949	46,029,232

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(Unaudited)	*
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$39,840,817	$20,644,296
Accounts Receivable, Net	2,969,032	2,480,961
Markers Receivable	260,149,814	241,706,663
Prepaid Expenses and Other Assets	251,553	303,570
Total Current Assets	303,211,216	265,135,490
Intangible Assets (net of accumulated amortization of $17,454,613 and $12,553,037 at June 30, 2013 and December 31, 2012, respectively)	146,502,703	94,451,063
Goodwill	17,748,642	17,037,761
Property and Equipment (net of accumulated depreciation of $27,492 and $14,366 at June 30, 2013 and December 31, 2012, respectively)	65,648	13,698
Deferred Offering Costs	-	807,401
Other Assets	23,420	21,592
TOTAL ASSETS	$467,551,629	$377,467,005
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$40,225,365	$34,799,982
Accrued Expenses	19,229,681	14,091,723
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	10,000,000	-
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	31,232,308	-
King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	9,000,000
Loan Payable, Shareholders, current	29,032,597	2,214,078
Total Current Liabilities	138,719,951	60,105,783
Loan Payable, Shareholders	-	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	16,526,162	32,294,981
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	37,813,997	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	9,000,000
Total Liabilities	193,060,110	161,400,764

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 59,979,114 and 41,177,217 shares at June 30, 2013 and December 31, 2012 respectively.	5,997	4,118
Additional Paid-in Capital	128,425,102	69,670,922
Retained Earnings	145,661,185	145,828,260
Accumulated Comprehensive Income	399,235	562,941
Total Shareholders' Equity	274,491,519	216,066,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$467,551,629	$377,467,005

* Derived from the audited financial statements for the year ended December 31, 2012.

	Cash Flow Information For the Six Months Ended June 30, (Unaudited )
	2013	2012

Net cash provided by operating activities	$16,799,893	$38,905,094
Net cash (used in) investing activities	$(10,065,074)	$-
Net cash provided by (used in) financing activities	$12,487,600	$(14,733,107)
Net increase in cash and cash equivalents	$19,222,419	$24,171,987

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and six months ended June 30, 2013 and 2012 differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended June 30, 2013	For the Three Months Ended June 30, 2012

Net income (loss) attributable to ordinary shareholders	$(2,978,581)	$22,037,168

Amortization of intangible assets	2,548,542	1,268,319

Change in fair value of contingent consideration	9,551,634	(7,705,352)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$9,121,595	$15,600,135

	For the Three Months Ended June 30, 2013		For the Three Months Ended June 30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) per share attributable to ordinary shareholders	$(0.06)	$(0.06)	$0.48	$0.48

Amortization of intangible assets	0.06	0.05	0.03	0.03

Change in fair value of contingent consideration	0.21	0.20	(0.17)	(0.17)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.21	$0.19	$0.34	$0.34

	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012

Net Income attributable to ordinary shareholders	$3,975,124	$37,365,472

Amortization of intangible assets	4,977,454	2,536,835

Change in fair value of contingent consideration	15,481,200	(5,894,431)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$24,433,778	$34,007,876

	For the Six Months Ended June 30, 2013		For the Six Months Ended June 30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.09	$0.09	$0.81	$0.81

Amortization of intangible assets	0.11	0.11	0.06	0.06

Change in fair value of contingent consideration	0.34	0.34	(0.13)	(0.13)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.54	$0.54	$0.74	$0.74

Contact:

Asia Entertainment & Resources Ltd.

James Preissler, +1 646-450-8808

preissj@aerlf.com

or

ICR

William Schmitt, 203-682-8294

william.schmitt@icrinc.com